FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of August, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group	H1 2014 results

NBG Group: H1 2014 results

Healthy Capital Adequacy combined with strong earnings

•                  Capital Adequacy (CET1) 16.2%

•                  Net operating profit over €120 million

•                  Healthy liquidity (loan-to-deposit ratio = 83%)

•                  New +90 dpd loans on a downward trend

•                  Provision coverage at 56%

•                  Reduction in operating expenses and cost of deposits

•                  Financing of the Greek economy with disbursements of over €0.4 billion in Q2

Capital Adequacy:	• The €2.5 billion share capital increase and Q2 earnings have strengthened the Group’s CET 1 to 16.2%.

Business performance:

•       Group net earnings amounted to €1,146 million, vs. €343 million in H1.2013.

•       Pre-provision income grew by 5% yoy to €828 million, more than covering H1 provisions, which stood at €705 million. Provisions were down by 17% yoy, tracking the ongoing reduction of new +90 dpd loans. As a result, operating profit after provisions amounted to €123 million, vs. operating losses of €61 million in H1.2013.

Earnings of subsidiaries:

•       The contribution from the Group’s Turkish subsidiary Finansbank continues its upward trend, posting net profit of €85 million in Q2, up 33% qoq. Notably, the net profit of Finansbank in Q2.2014 was more than double the level posted for the last quarter of 2013.

•       The positive input of the Group’s SE Europe subsidiaries gained momentum, as they reported net profit of €30 million in H1.2014, vs. €7 million in H1.2013.

Asset quality and provisions:	• New +90 dpd loans in Greece declined significantly to €262 million, down by 31% yoy and 16% qoq. • The ratio of +90 dpds stood at 23.2% for the Group and 29.3% for the domestic loan book.

• The Group and the Bank maintain a strong coverage ratio — consistently the highest among peers — at 56%.

Declining costs:

•       Substantial 18% yoy reduction in staff expenses in Greece, following the early retirement scheme in December 2013. Overall operating costs in Greece down by 16% and in SE Europe by 6% since the end of 2013.

• Cumulative 32% decline in domestic operating costs since H1.2010, reflecting primarily the 39% reduction in staff expenses over the same period.

Improving liquidity:

•       Significant yoy growth in the Group’s deposit base, up 8%.

•       Zero exposure to ELA since Q3.2013. Continued reduction in net funding from the Eurosystem, by €9.7 billion from December 2013 to the present, which now accounts for just 4% of Group assets (excluding EFSF notes).

•       In Greece the loan-to-deposit ratio strengthened further to 83% vs. 93% at the end of H1.2013. At Group level, too, the loan-to-deposit ratio improved to 94%, vs. 102% in June 2013.

•       Ongoing rapid deceleration in the cost of domestic deposits due to the repricing of time deposits.

The positive second-quarter performance by the NBG Group reflects its comparative advantages and vindicates its strategic decisions. The Group has reported profitable business across its geographies, with all regions showing recovery. In addition, it has fortified its balance sheet with a robust capital base and ample liquidity.

In the domestic market, we have posted operating profit for a fourth consecutive quarter, with improved performance in all three key components of profitability. First, operating income has been moving steadily upwards, reflecting mainly the normalization of the Greek economy. Second, new +90 dpd loans have drastically declined, implying respective reductions in provisions. Third, we have made substantial cuts in operating expenses. The Group’s results were also enhanced by the improving performance of our subsidiaries abroad, again reflecting the comparative strength of our strategy in this area. In particular, the swift recovery of Finansbank’s profitability demonstrates the resilience of its business model, while the profits from our SE Europe operations have embarked on a steady upward trajectory.

The share capital increase carried out in May, together with the recognition of part of off-balance sheet deferred tax, enhanced the Group’s CAR to 16.2% at the end of Q2, among the highest capital adequacy ratios in Europe. After the implementation of further measures contained in our business plan, I believe that we shall have sufficient levels of capital to address the challenges of the upcoming ECB stress tests as well as the need for a fair and rational restructuring of loans in arrears — an essential step in the effort to reboot effectively the Greek economy. The robust liquidity that underpins NBG’s competitive strength enables it to support Greek entrepreneurship. Indeed, in the second quarter of the year, NBG disbursed loans of around €400 million. In this way, the Bank is playing its role in generating opportunities for the growth and progress that the country so urgently needs.

Athens, 28 August 2014

Alexandros Tourkolias

Chief Executive Officer

In H1.2014 the Group’s profit attributable to NBG equity shareholders totalled €1,146 million, up by 234% yoy. Likewise, profit before provisions totalled €828 million, more than covering provisions for loan impairments of €705 million, and generating operating profits of €123 million vs. operating losses of €61 million a year earlier. This performance was boosted in part by the Bank’s ability to recognize part of the outstanding deferred tax. In addition, the continuing decline in the creation of new +90 dpd loans in Greece, reflecting improved prospects for recovery and the improving economic climate, combined with ongoing actions to reduce expenses in Greece and SE Europe, all contributed positively to profitability. The performance posted by Finansbank serves to confirm that it is on a path to recovery, as net profit in Q2.2014 stood at €85 million, up by 33% qoq and by 224% vs. Q4.2013, which comprised a low point for Finansbank’s profitability due to the extremely difficult conditions prevailing in the Turkish market in the second half of 2013.

Group net interest income in H1 totalled €1,511 million, slightly lower (down 6%) than a year earlier, though the H1.2013 performance was supported by the record high interest income posted by Finansbank. Similarly, commission income amounted to €266 million (down 5% yoy). These results were positively impacted by domestic business where year-on-year growth in net interest income and commissions reached 11% and 51%, respectively.

Group operating expenses in H1.2014 presented a significant decline (down 12% yoy), as substantial cost cutting continued in all geographical areas. In Greece, staff expenses declined by 18% yoy, due primarily to the synergies generated by the voluntary retirement scheme that was completed at the end of 2013, and the contraction of general expenses and depreciation and amortization by 11%. In the countries of SE Europe, the reduction of operating costs in H1.2014 amounted to 6%, while in Turkey costs declined by 6% qoq, reflecting successful efforts to contain operating expenses.

As regards the quality of the Group’s loan book, the slowdown in new +90 dpd loans continued at a rapid pace for an eighth consecutive quarter. Specifically, the generation of new +90 dpd loans dropped by an impressive 46% yoy, amounting to €304 million in Q2.2014. Even on a quarterly basis the reduction amounted to an impressive 20%. As a result, provisions at Group level were reduced to €342 million, down by 5%, vs. €362 million in Q1.2014. The Group maintains high provision coverage levels, at 56%, the highest in the market.  Furthermore, the +90 dpd Group loan ratio stood at 23.2% at the end of June 2014, vs. 23.0% at the end of March.

Liquidity has been on a steadily improving trajectory over the past quarters. Specifically, the Group’s deposits posted growth of 8% yoy, thereby improving the liquidity ratio (loans/deposits) to 94%, vs. 102% in June 2013. In Greece, the loan-to-deposit ratio stood at 83% — an improvement of 10 pps yoy — thereby placing NBG comfortably in the best position in the domestic market in terms of liquidity. Note that the corresponding ratio for SE Europe, which stood at 100% (an improvement of 4 pps yoy), is low relative to peers in the same markets, while it has decreased dramatically when compared with the pre-crisis levels, which were in excess of 200%. In Turkey, deposit growth was in the order of 8% yoy in local currency terms, while low-cost demand deposits grew by 17%, further enhancing the deposit mix.

In Q2.2014, following the successful completion of the Bank’s share capital increase of €2.5 billion, the CET 1 capital adequacy ratio stood at 16.2%, implying a substantial buffer to the minimum regulatory level of 8%, and placing NBG significantly above the average for the European banking sector, currently 10%. It is worth noting that this position will be significantly enhanced in the near future through further capital actions which are already underway and should be completed before the end of the year, as well through the positive and steadily improving core profitability of the Group.

Greece: containment of operating expenses and impressive slowdown in new NPLs give cause for optimism for the rest of the year

The main aspects of developments in domestic business in H1.2014 provide cause for optimism for the rest of the year:

i)      Net interest income grew by 11% yoy, while revenues from core activities, including net fees and commission income, also grew by 11% yoy.

ii)     Operating expenses presented an impressive 16% decline yoy, reflecting the benefits of the voluntary retirement scheme that was completed at the end of 2013 and contributed to a drastic 18% yoy reduction in staff expenses.

iii)    Provisions for +90 dpd loans continued to fall, reflecting the 31% yoy slowdown in new delinquencies.

New +90 dpd loans continued their downward trend in Q2.2014 to €262 million, slowing drastically by 16% qoq. As a result, provisions for doubtful claims in H1.2014 contracted by 18% yoy, while the coverage ratio remained at 56%. The +90 dpd loan ratio stood at 29.3% vs. 28.4% in the previous quarter, mainly reflecting a small decline in loan book outstandings.

Deposits grew by 13% yoy, to €46.0 billion, reflecting renewed confidence of depositors in NBG and the Greek banking system more generally. Specifically, both time deposits and sight deposits posted impressive growth — up, respectively, by 12% yoy, and 21% — while savings accounts moved up slightly, by 2%. This growth of the deposit base is particularly notable, as it was achieved alongside the significant de-escalation of deposit rates.

Lending, before deduction of provisions, stood at €45.5 billion, up 2% yoy, despite the ongoing deleveraging of the retail portfolio, due to the 5% yoy increase in lending to large corporate and the 14% yoy increase in lending to small businesses.

NBG’s loan-to-deposit ratio stood at 83% in June 2014 vs. 93% a year earlier. Net Eurosystem funding has been reduced by a further €9.7 billion from the start of the year to the present, and corresponds to just 4% of Group assets (adjusted for the EFSF notes), while the Bank has zero exposure to ELA since Q3.2013.

Finansbank: Ongoing recovery of operating income and profit

In Q2.2014, conditions in Turkey continued to improve vs. Q4.2013, which was marked by high political uncertainty, negative developments in emerging markets globally, and the significant increase in interest rates. Building on the positive performance of Q1.2014, Finansbank’s reported net profit in Q2.2014 of TL246 million (€85 million), up by 28% qoq (on a constant currency basis), despite extraordinary trading losses of TL45 million (€15 million) denting the Q2 results. The sustained strengthening of profitability testifies to the high resilience of Finansbank’s business model and holds out the promise of positive performance, particularly for the second half of the year.

Core revenues continued to strengthen in H1 (up 3% qoq), despite the adverse changes in the regulatory framework for the country’s banking sector and particularly the changes regarding the pricing of retail products. Net interest income increased by 1% qoq, while commissions posted notable growth of 7% qoq. Net interest margin in Q2.2014 stood at the high level of 532 bps, up by 12 bps, while net commission margin increased by 9 bps.

In Q2.2014, the efficiency ratio (cost/income) improved significantly to 51% vs. 56% in the previous quarter, reflecting the significant contraction in operating expenses, both staff costs (down 5% qoq) and general and administrative expenses, which were slashed by 18% qoq, despite the relatively high level of inflation in the country.

The +90 dpd loan ratio fell to 5.5%, down by 50 bps qoq. Provisions for loan impairments totalled TL190 million (down by 13% qoq), reflecting the ongoing improvement in asset quality, while the NPL coverage ratio stood at 68%.

Finansbank’s total lending amounted to TL50.5 billion (€17.4 billion), up 12% yoy, while deposits increased by 8%, with low-cost sight deposits accounted for 14% of total deposits vs. 12% in Q1.2014, up by 17% yoy. As a result of the change in strategy — with a greater focus on SMEs since early 2013 — the retail portfolio continued to contract (down by 5% yoy) to TL24.8 billion, while the business banking portfolio grew by an impressive 34% yoy to TL25.8 billion.

The capital adequacy ratio (CAR) reached 16.5%, the highest among its peers, thus giving the bank a key competitive edge.

SE Europe(1): impressive growth in profitability through enhancement of core sources of revenue and profit

In H1.2014, the Group’s businesses in SE Europe posted net profit of €30 million vs. €7 million a year earlier. This impressive improvement in profitability derived from core sources of revenue, with net interest income posting growth of 10% yoy and commissions growing by 7%. Ongoing rationalization of operating costs (down 6% yoy), coupled with the recovery of operating income in H1.2014, drove profit before provisions to €77 million, up by 32% yoy.

Provisions for doubtful claims stood at €40 million in H1.2014 (down by 20% yoy), reflecting the slowdown in new +90 dpd loans, particularly in the second quarter, which reported net debt recoveries. Despite the formation of lower provisions qoq, the improvement in asset quality led the NPL coverage ratio to 54%, vs. 52% in Q1.2014.

Liquidity remains at particularly sound levels, as outstanding net loans decreased slightly by 3% yoy to €5,386 million, while deposits grew marginally (up 1% yoy) to €5,397 million. Note that throughout the duration of the financial crisis, the Bank has unfailingly focused its efforts on improving the liquidity of its subsidiaries in SE Europe, thus eliminating the gap between lending and deposits. As a result of the elimination of the funding gap and the ongoing deleveraging of the loan book, the loan-to-deposit ratio stood at 100% at the end of H1.2014, vs. 126% two years earlier and over 200% before the onset of the crisis.

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

Annex

(€ millions)	Q2.2014	Jun 2014	Jun 2013	Annual Δ

Profit & loss
Group net profit	965	1 146	343	>100%
Greece	871	975	5	>100%
Turkey	85	148	332	-55%
SE Europe(1)	15	30	7	>100%

Core revenues
Group	914	1 814	1 921	-6%
Greece	442	894	802	+12%
Turkey	372	718	931	-23%
SE Europe(1)	88	176	161	+9%

Operating expenses
Group	504	1 010	1 153	-12%
Greece	262	518	614	-16%
Turkey	180	370	413	-10%
SE Europe(1)	52	103	109	-6%

Balance Sheet
Total assets	111 181	111 181	110 434	+1%
Loans	70 417	70 417	70 308	+0%
Deposits	65 446	65 446	60 824	+8%

Ratios
Loans : Deposits	94%	94%	102%	-8	pp
Net interest margin (bps)	325	321	348	-27	bps

(1) SE Europe includes the Group’s businesses in Bulgaria, Romania, Serbia, Albania and the Former Yugoslav Republic of Macedonia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Paula Hadjisotiriou

(Registrant)

Date: August 28th, 2014

Deputy Chief Executive Officer